                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No.....)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
      (Name, Address and telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 30, 1997
                  (Date of event which requires filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 12686C-10-9                  13D






(1)      Names of Reporting Persons         Charles F. Dolan 1997
         S.S. or I.R.S. Identifica-         Grantor Retained Annuity Trust
         tion Nos. of Above Persons         EIN:  13-7103981
________________________________________________________________________________
(2)      Check the Appropriate Box                (a)___________________________
         if a Member of a Group                   (b)___________________________
________________________________________________________________________________
(3)      SEC Use Only
________________________________________________________________________________
(4)      Source of Funds                                               OO*
________________________________________________________________________________
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
________________________________________________________________________________
(6)      Citizenship or Place of
         Organization                  U.S.A.
________________________________________________________________________________
Number of Shares       (7) Sole Voting Power            1,240,000
Beneficially Owned  ____________________________________________________________
by Each Reporting      (8) Shared Voting Power             0
Person With         ____________________________________________________________
                       (9) Sole Dispositive Power       1,240,000
                    ____________________________________________________________
                      (10) Shared Dispositive Power         0
________________________________________________________________________________
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                 1,240,000
________________________________________________________________________________
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
________________________________________________________________________________
(13)     Percent of Class Represented
         by Amount in Row 11                             8.4%
________________________________________________________________________________
(14)     Type of Reporting Person                        OO**

--------
*        See Exhibit A.
**       Reporting Person is a Trust.


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CUSIP No. 12686C-10-9                  13D






                       CONTINUATION PAGES OF SCHEDULE 13D
                          FILED BY THE CHARLES F. DOLAN
                       1997 GRANTOR RETAINED ANNUITY TRUST

Item 1.           SECURITY AND ISSUER.

                  The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Media Crossways Drive, Woodbury, New York 11797.

Item 2.           IDENTITY AND BACKGROUND.

                  (a) The name of the entity filing this statement is the Charles F. Dolan 1997 Grantor Retained Annuity Trust (the "Trust").

                  (b) The business address of the Charles F. Dolan 1997 Grantor Retained Annuity Trust is One Media Crossways Drive, Woodbury, NY, 11797.

                  (c) Not applicable. See Exhibit A.

                  (d) The Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Trust is governed and construed according to the laws of the State of New York.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The shares held by the Trust were not acquired by purchase. See Exhibit A.

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CUSIP No. 12686C-10-9                  13D

Item 4.           PURPOSE OF TRANSACTION.

                  The Trust was established by Charles F. Dolan for estate planning purposes. See Exhibit A. The Trust has no plans or proposals which relate or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer or the disposition of additional securities of the Issuer;

                  (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer, involving the Issuer or any of its subsidiaries;

                  (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer;

                  (e) any material change in the Issuer's present capitalization or dividend policy;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) any action similar to any of those enumerated above. See Exhibit A.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Trust owns 1,240,000 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") which are convertible at the option of the holder share for share into Class A Common Stock of


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CUSIP No. 12686C-10-9                  13D


the Issuer. This amount represents approximately 8.4% of the outstanding shares of Class A Common Stock of the Issuer.

                  (b) The Trust, through its trustees, has the (i) sole power to vote or to direct the vote of 1,240,000 shares of Class B Common Stock convertible into Class A Common Stock and (ii) sole power to dispose or to direct the disposition of 1,240,000 shares of Class B Common Stock convertible into Class A Common Stock. The Trust does not have shared voting power or dispositive power over any shares of Common Stock of the Issuer. See Exhibit A.

                  (c) No transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing on
Schedule 13D, whichever is less, by the Trust.

                  (d) See Exhibit A.

                  (e) Not applicable.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

                  See Exhibit A.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Not applicable.



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CUSIP No. 12686C-10-9                  13D


SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 12, 1997


                                       Charles F. Dolan 1997
                                       Grantor Retained Annuity Trust


                                       /s/ Charles F. Dolan
                           Signature:  By William A. Frewin, Jr.
                                       ------------------------------
                          Name/Title:  Charles F. Dolan, Trustee
                                       By William A. Frewin, Jr.
                                       As Attorney-in-fact

                            Signature:  /s/ Helen A. Dolan
                                       ------------------------------
                           Name/Title: Helen A. Dolan, Trustee




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CUSIP No. 12686C-10-9                  13D


                                    Exhibit A


                  The Charles F. Dolan 1997 Grantor Retained Annuity Trust (the "Trust") was established for estate planning purposes on April 30, 1997 and funded on that date by Charles F. Dolan ("Mr. Dolan") by transferring to the Trust 1,240,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The Class B Common Stock is convertible at the option of the holder share for share into Class A Common Stock, par value $.01 per share, of the Issuer. The Trust, through its trustees, has the sole power to vote and dispose of such shares. Mr. Dolan has a power to reacquire any property held by the Trust by substituting other property of equivalent value. Under certain rules of the Securities and Exchange Commission, so long as the Trust retains such property, it is deemed to have beneficial ownership thereof for the purposes of Schedule 13D reporting. The two co-trustees (the "Trustees") of the Trust are Mr. Dolan and Helen A. Dolan ("Mrs. Dolan") who have the shared power to vote and dispose of such shares.

                  For three years or until the earlier death of Mr. Dolan, the Trust will pay to Mr. Dolan a certain percentage of the fair market value of the property initially contributed to the Trust (the "Annuity"). If Mr. Dolan dies during such three-year term and is survived by Mrs. Dolan, the remaining portion of the Annuity will be paid to Mrs. Dolan until the earlier of her death or the date three years from Mr. Dolan's death, provided that Mr. Dolan may revoke Mrs. Dolan's right to receive such payments. If Mr. Dolan is living at the expiration of the term of the Trust, the remainder will pass into another trust for the benefit of Mrs. Dolan and all descendants of Charles F. Dolan living at any time and from time to time. If Mr. Dolan is not living at the expiration of the term of the Trust, the then principal of the Trust will revert to his estate.



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